April 9, 2008
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, DC 20549
Attention: Mark Kronforst

Re:	Amdocs Limited
Form 20-F for the Fiscal Year Ended Spetember 30, 2007
Filed December 3, 2007
File No. 1-14840

Ladies and Gentlemen:
On behalf of our client Amdocs Limited (“Amdocs” or the “Company”), we are submitting the following response of the Company to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter dated March 26, 2008, from Mr. Mark Kronforst, Accounting Branch Chief of the Commission.
Item 18 Financial Statements
Notes to the Consolidated Financial Statements
Note 3 Acquisitions Dates F-18 to F-23
1. We note your references to the use of independent valuations to value the intangible assets acquired in the acquisitions disclosed in Note 3. Please note that when you refer to an independent valuation specialist you need to disclose the name of the expert and, if your annual report is incorporated by reference into a Securities Act registration statement, include the expert’s consent. Refer to Rule 436(b) of Regulation C and file the consent, if necessary.

Response:	The Company acknowledges the Staff’s comment and proposes to file on EDGAR a Report of Foreign Private Issuer on Form 6-K in substantially the form attached hereto as Exhibit A, such that the expert’s consent will be incorporated by reference in the Company’s registration statements.

Securities and Exchange Commission
April 9, 2008

Please do not hesitate to contact the undersigned (212-937-7276) or Jason Kropp (617-526-6421) of this firm with any questions regarding this response letter.

Very truly yours,

/s/ Robert A. Schwed

Robert A. Schwed

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2008
Commission File Number 1-14840
AMDOCS LIMITED
Suite 5, Tower Hill House Le Bordage
St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands
Amdocs, Inc.
1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☑	FORM 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐	NO ☑

     Amdocs Limited (“Amdocs”) is filing this Report of Foreign Private Issuer on Form 6-K for the purpose of filing with the Securities and Exchange Commission (the “SEC”) the consent of Empire Valuation Consultants, LLC (“Empire”). Empire performed the independent valuations referred to in Note 3 to the consolidated financial statements contained in Amdocs’ Annual Report on Form 20-F for the fiscal year ended September 30, 2007, filed with the SEC on December 3, 2007 (the “Form 20-F”). Empire’s consent was inadvertently omitted as an exhibit to the Form 20-F, and accordingly, it is attached as Exhibit 14.1 to this Report of Foreign Private Issuer on Form 6-K.
     This Form 6-K shall be incorporated by reference into any Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

Thomas G. O’Brien
Treasurer and Secretary
Authorized U.S. Representative
Date: April __, 2008

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

14.1	Consent of Empire Valuation Consultants, LLC

Exhibit 14.1
Consent of Empire Valuation Consultants, LLC
We hereby consent to the inclusion in the Annual Report on Form 20-F of Amdocs Limited (“Amdocs”) for the fiscal year ended September 30, 2007 (the “Form 20-F”) of the reference to our reports relating to the independent valuations referred to in Note 3 to the consolidated financial statements contained in the Form 20-F and to references to our firm’s name therein, and the incorporation by reference in the following registration statements of Amdocs:
Form S-8, No. 333-91847
Form S-8, No. 333-92705
Form S-8, No. 333-31506
Form S-8, No. 333-34104
Form S-8, No. 333-58454
Form S-8, No. 333-114077
Form S-8, No. 333-132968
Form S-8, No. 333-135320
Form S-8, No. 333-137617
Form S-8, No. 333-139310
Form S-8, No. 333-140728
Form F-3 (and related Prospectus), No. 333-39278
Form F-3 (and related Prospectus), No. 333-44994
Form F-3 (and related Prospectus), No. 333-57036
Form F-3 (and related Prospectus), No. 333-67572
Form F-3 (and related Prospectus), No. 333-114079
Form F-3 (and related Prospectus), No. 333-114344
In giving such consent to this specific text, we do not hereby admit that we come within the category of person whose consent is required under Section 7 or Section 11 of the Securities Act of 1933, as amended, or the rules and regulations adopted by the Securities and Exchange Commission thereunder, nor do we admit that we are experts with respect to any part of any such Registration Statement within the meaning of the term “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Empire Valuation Consultants, LLC

New York, New York

April ___, 2008